Exhibit 99.1

NEW GOLD CONSOLIDATES 100% INTEREST IN ITS NEW AFTON MINE

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, April 7, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) (NYSE American: NGD) is pleased to announce that it has entered into an agreement with Ontario Teachers' Pension Plan ("Ontario Teachers'") to acquire the remaining 19.9% free cash flow interest in the Company's New Afton Mine ("New Afton") (the "Transaction"). Following the transaction, the Company will have fully consolidated its free cash flow interest in New Afton to 100%.

On closing of the Transaction, Ontario Teachers' free cash flow interest in New Afton will be fully eliminated in exchange for a cash payment of $300 million from New Gold. New Gold plans to fund the cash payment with cash on hand, borrowings from its existing revolving credit facility and a gold prepayment financing ("Gold Prepayment").

Benefits to New Gold Shareholders

•	Fully consolidates free cash flow from one of Canada's most attractive mines - New Afton is entering into a period of expected significant free cash flow growth driven by increasing production and improved costs.
•	Investment in an existing high-quality operation - New Gold has developed extensive block caving expertise and social partnerships in an exceptional location.
•	Accretive and disciplined transaction - Fully consolidates ownership, gaining exposure to 100% of New Afton's life-of-mine cash flow with no equity dilution to New Gold's shareholders. New Gold will finance the Transaction by utilizing its strong balance sheet and significant near-term free cash flow, while maintaining financial discipline and flexibility.
•	Increased upside exposure - New Gold's focus on near-mine exploration activities, highlighted by exceptional drill results released in September 2024, provides New Afton with the potential to add substantial value by improving the production profile and extending mine life. The Company is committing $17 million towards exploration in 2025, with a strong focus on K-Zone.

"This is an excellent transaction allowing New Gold to fully consolidate the free cash flow exposure to one of Canada's highest quality gold/copper assets which we already own and operate. This transaction allows us to grow in an exceptional location with no diligence or integration risk, and with no equity dilution to our shareholders", stated Patrick Godin, President and CEO. "With the C-Zone ramp up progressing well, New Afton is on the verge of exceptional production growth and cost improvement that should lead to increased free cash flow generation. Our goal is to maximize this free cash flow generation at the mine, while continuing our exploration program to extend mine life and create further value for our shareholders and stakeholders. We would also like to thank Ontario Teachers' for their support and partnership over the last five years."

Gold Prepayment Financing

New Gold plans to fund a portion of the cash payment with approximately $100 million from a gold prepayment financing. Under the Gold Prepayment, the Company would have the obligation to deliver a set number of gold ounces over a twelve-month term in exchange for $100 million in cash up front. Based on current pricing, the total ounces expected to be delivered represents approximately 8% of the Company's expected consolidated gold production in that period.

Other Terms of the Transaction

At closing, the parties will terminate all existing agreements with respect to Ontario Teachers' free cash flow interest in New Afton, including the previously disclosed Ontario Teachers' right to a one-time cash payment of $20 million on a change of control of New Gold if it is announced prior to January 31, 2026.

Closing of the Transaction is subject to customary conditions and is expected to close at the beginning of May. The Transaction does not require shareholder approval.

About New Gold

New Gold is an intermediate gold mining company committed to responsible mining with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company's ability to successfully complete the Transaction and the timing thereof, including receipt of all required regulatory approvals; the proposed benefits of the Transaction to the Company's business, strategic objectives, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to increased free cash flow and the timing thereof; maintenance of balance sheet strength and financial liquidity, and expectation of entering into a period of cash flow driven by increased production and improved costs; expected spending on exploration spending and focus areas in 2025; the success of the production ramp up at New Afton's C-Zone project and the timing and expected benefits thereof; and the completion of the the gold prepay financing and the expected amount, terms and timing of such financing.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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SOURCE New Gold Inc.

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%CIK: 0000800166

For further information: For further information, please contact: Ankit Shah, Executive Vice President, Strategy & Business Development, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 07-APR-25